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SI 17016534

SEC Mail Processing Section

MAR 02 2017

Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spartan Securities Group Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15500 Roosevelt Blvd, #303
(No. and Street)

Clearwater	FL	33760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Lopez 727-502-0508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Company, CPAs
(Name – *if individual, state last, first, middle name*)

10320 N 56th Street, Suite 330	Temple Terrace	FL	33617
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Lopez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spartan Securities Group Ltd, as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


C. CAMPASSI
MY COMMISSION EXPIRES
July 19, 2017
#FF 024299
Bonded thru Troy Fain - Insurance
NOTARY PUBLIC, STATE OF FLORIDA

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

Financial Statements and
Supplementary Information
as of and for the year ended
December 31, 2016

TABLE OF CONTENTS


GREEN & COMPANY CPA'S

Green & Company, CPAs

A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Spartan Securities Group, Ltd.

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. as of December 31, 2016, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of Spartan Securities Group, Ltd. 's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spartan Securities Group, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Spartan Securities Group, Ltd. 's financial statements. The supplemental information is the responsibility of Spartan Securities Group, Ltd. 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Green + Company, CPAs

Temple Terrace, FL
February 27, 2017

10320 N 56th Street, Suite 330 *Temple Terrace, FL 33617* *813.606.4388*

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	903,853
Deposit with clearing organization		566,199
Commission receivable from clearing broker		286,329
Securities owned - marketable securities at market value		267,360
Investment		103,401
Other assets		25,021
TOTAL ASSETS	$	2,152,163

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES

Commissions payable	$	729,848
Accounts payable		47,152
Securities sold, not purchased - marketable securities at market value		102,131
Accrued liabilities		286,662
Brokers Payable		178,435
TOTAL LIABILITIES		1,344,228
PARTNERS' EQUITY		807,935
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	2,152,163

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	
Securities commissions and fees	$ 63,254
Trading gains and losses	4,355,287
Investment banking fee	581,620
Interest and dividend income	1,012
Other	7,838
TOTAL REVENUE	5,009,011
OPERATING EXPENSES	
Clearance and execution costs	389,160
Communication and information technology	354,226
Compensation, benefits and commissions	3,496,716
Other administrative expenses	372,007
Business development	57,449
Occupancy and equipment costs	41,556
TOTAL OPERATING EXPENSES	4,711,114
NET INCOME	$ 297,897

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Total
Partner Equity - December 31, 2015	$ 840,038
Capital contributions	-
Parrtners' distributions	(330,000)
Net profit allocation	297,897
Partners' Equity - December 31, 2016	$ 807,935

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OFCASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Profit	$ 297,897
Adjustments to reconcile net income to net cash provided in operating activities	
Increase (decrease) in cash flows from changes in:	
Receivable from clearing organization	(48,130)
Securities owned	(156,891)
Deposit with clearing broker	(5,000)
Brokers Receivable	14,540
Accounts payable	(22,371)
Accrued liabilities	264,423
Securities sold, not purchased	(34,113)
Commissions payable	709,867
Payable to broker	178,435
Other Assets	22,407
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,221,064
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	-
Partner Withdrawals	(330,000)
CASH USED IN FINANCING ACTIVITIES	(330,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	891,064
CASH AND CASH EQUIVALENTS - Beginning of Year	12,789
CASH AND CASH EQUIVALENTS - End of Year	$ 903,853
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid during the year	$ -

See notes to financial statements.

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (The "Partnership") is a Florida limited partnership that is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the US Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

The Partnership consists of a General Partner and certain Limited Partners. Profits and losses are allocated to individual partners' capital accounts in proportion to their individual interests. The Partnership was originally formed in July 2000; however, an Amended and Restated Agreement of Limited Partnership became effective May 30, 2004. The Partnership will continue in existence until December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates included in the accompanying financial statements include the valuation of securities owned and securities sold, not yet purchased. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to this matter.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment and banking. The following summarizes the Partnership's accounting policies:

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Cash and Cash Equivalents and Deposit with Clearing Broker – The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds, as well as all other highly liquid investments with an original maturity of three months or less.

Fair Value of Securities – Securities owned – marketable equities and securities sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties. Not readily marketable securities are valued at the estimated fair value of the securities.

Computation of Customer Reserve -The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealer.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

Fair Value Measurement- All financial and nonfinancial assets and liabilities were recognized or disclosed at fair value in the financial statements. This value was evaluated on a recurring basis (at least manually). Generally accepted accounting principles in the United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on a measurement date. The accounting principles also established a fair value hierarchy which required an entity to maximize that use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs were used to measure fair value.

Level 1: Quotes market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that were corroborated by market data.
Level 3: Unobservable inputs that were not corroborated by market data.
Fair Value Measurement at End of Reporting Period:

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis As of December 31, 2016

	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned (Long):	$ 267,360	$ [illegible]	$ -	$ 267,360
Securities Sold, not purchased (Short):	$ (102,131)	$ -	$ -	$ (102,131)
Investments	$ 103,401	$ -	$ -	$ 103,401
Total	$ 268,630			$ 268,630

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Clearing Broker and Allowance for Doubtful Accounts – Our credit terms for our receivable from the clearing broker are typically net 30 days. We perform ongoing credit evaluation of our clearing broker and do not require collateral to support the collectability of such receivable. Receivables are determined to be past due if payment is not made in accordance with the terms of our contracts and receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2016 have been recovered subsequent to year end.

Furniture, Fixtures and Equipment –Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. Expenditures for repairs and maintenance are charged to operations as incurred.

Long-lived Assets – The Partnership evaluates the recoverability of long-lived assets and the related estimated remaining lives when events or circumstances lead management to believe that the carrying value of an asset may not be recoverable. At December 31, 2016, management believes that all of its remaining long-lived assets are recoverable.

Income Taxes – The company's income tax returns are subject to examination by appropriate tax jurisdictions. As of December 31, 2016, the company's federal and various tax returns generally remain open for the last three years.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2016. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

NOTE C – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Partnership clears substantially all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. At December 31, 2016, the amount receivable from clearing broker of $286,329 consists of fees and commissions receivable and proceeds from proprietary trading activity. At December 31, 2016, the amount payable to broker relates to proprietary securities transactions and is collateralized by securities owned and the deposit with the clearing broker.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2016, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	*Sold, Not Yet Purchased*
Equities	$ 267,360	$ (102,131)

NOTE E – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Lease – The Partnership leases its office space under an operating lease agreement expiring in October 2017 and provides for annual renew terms below. Rent expense in 2016 was 39,876.

2017	22,800

Management Fee - Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. There were no management fees incurred as the General Partner permanently waived the requirement to receive such fees for the year ended December 31, 2016. Related party transaction terms are not necessarly indicative of terms with third parties.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments consist of cash, evidence of ownership in an entity and contracts that both (i) impose on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (ii) conveys to that second entity a contractual right (a) to receive cash or another financial instrument from the first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity. Accordingly, the Partnership's financial instruments consist of cash and cash equivalents, the amounts due to and from the clearing broker, securities owned and sold, not yet purchased accounts and commissions payable and accrued liabilities.

The carrying values of the Partnership's cash and cash equivalents, receivable and payable to the clearing broker, securities sold and owned, not yet purchased, accounts and commissions payable and accrued liabilities approximates their respective fair values due to their short-term nature.

As such, financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist primarily of cash and cash equivalents. With respect to cash and cash equivalents, the Partnership frequently maintains such balances in excess of federally insured limits. The Partnership has not experienced any losses in such accounts.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE G – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Partnership's net capital of $630,928 was $404,428 in excess of its required net capital of $226,500. At December 31, 2016, the Partnership's aggregate indebtedness to net capital ratio was .197 to 1 or 197%.

NOTE H – LITIGATION

In the ordinary course of business, the Partnership is subject to inquiries and proceedings by financial industry regulatory bodies and other governmental agencies, which may lead to claims and judgments for unspecified damages.

The Partnership believes it has strong defenses in all significant matters, currently pending, and is contesting the liability and damages claimed. However, some of these matters may result in adverse judgments or awards, or the Partnership may choose to settle some or all matters, due to the associated risk of continuing.

The Partnership believes it is not possible to determine whether a loss will be incurred, or to estimate any potential losses, that would be material to the financial statements. Based on current information, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition or cash flows of the Partnership. Spartan Securities Group is a defendant to an ongoing disciplinary proceeding filed by the Department of Enforcement of FINRA. The matter is ongoing as of February 27, 2017.

NOTE I – EQUITY EXCHANGE AND CHANGE OF CONTROL

On June 1, 2011 the company received approval from FINRA to enter into an exchange agreement with Endeavour Cooperative Partners, LLC (Endeavour), which resulted in a change in control. Endeavour acquired all of the limited partnership interest in the company and the limited liability company interest in Spartan, the general partner of the company, in exchange for an aggregate of 174,078 Class A Convertible Preferred Units of Endeavour. The shares were issued at a $5.00 value for a total of $870,390 which was the approximate value of the Spartan limited and general interests at that date. On August 30, 2016 Endeavour Cooperative Partners, LLC changed its name to Connect X Capital Markets, LLC

NOTE J – INVESTMENTS

The Company purchased 100,000 common shares of Nemaura Medical Inc., ("NMRD"), on or about December 2nd 2014. From January 1st 2015 through December 31st 2015 the Company sold 17,279 shares of NMRD. No sales in 2016. Spartan Securities Group currently holds 82,721 shares.

NOTE K – SUBSEQUENT EVENTS

All subsequent events requiring recognition as of February 27, 2017, have been incorporated into these consolidated financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855.

SUPPLEMENTARY INFORMATION

SPARTAN SECURITIES GROUP, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

Net Capital	
Net Capital per Balance Sheet	$ 807,935
Deduct partners' equity not allowable in computation of net capital	--
Total partners' equity qualified for net capital	807,935
Deductions and/or charges	
Nonallowable assets:	
Other assets	(128,422)
Net capital before haircuts on securities position (tentative net capital)	679,513
Haircuts on securities	(48,585)
Net Capital	$ 630,928
Less minimum net capital requirements per Rule 15c3-1	(226,500)
Excess net capital	$ 404,428
Excess net capital at 100% (net capital less 20% of min net capital requirements)	$ 359,128
Aggregate indebtedness	
Items included in statement of financial position:	
Commissions payable	729,848
Accounts payable	47,152
Accrued liabilities	465,097
Total aggregate indebtedness	$1,242,097
Ratio: aggregate indebtedness to net capital	197 %
Reconciliation of net capital	
Net capital as reported on the Company's Part II unaudited FOCUS report	$ 630,928
Audit adjustments	--
Net capital per audit report, above	$ 630,928


GREEN & COMPANY CPA'S

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Spartan Securities Groups, Ltd.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Spartan Securities Groups, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spartan Securities Groups, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Spartan Securities Groups, Ltd. stated that Spartan Securities Groups, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Spartan Securities Groups, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spartan Securities Groups, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green & Company, CPAs

Green & Company, CPAs
Temple Terrace, FL
February 27, 2017

10320 N 56th Street, Suite 330 *Temple Terrace, FL 33617* *813.606.4388*


SPARTAN
SECURITIES GROUP, Ltd.

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Spartan Securities Group Ltd., (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31st 2016. This subparagraph states:

(K) Exemptions

(2) The provisions of this Rule shall not be applicable to a broker or dealer;

(ii) Applies to broker-dealers who clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, does not carry customer accounts and who promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer to the clearing broker dealer. A special reserve is not required for the benefit of customers in accordance with rule 15c3-3(k)(2)(ii) of the Securities and Exchange Act.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

David Lopez
CCO
Spartan Securities Group Ltd.


GREEN & COMPANY CPA'S

Green & Company, CPAs
A PCAOB Registered Accounting Firm

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Spartan Securities Groups, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Spartan Securities Groups, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Spartan Securities Groups, Ltd.'s compliance with the applicable instructions of Form SIPC-7. Spartan Securities Group, Ltd.'s management is responsible for Spartan Securities Groups, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Green & Company, CPAs

Green & Company, CPAs
Temple Terrace, FL
February 27, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2118*********************MIXED AADC 220
52937 FINRA DEC
SPARTAN SECURITIES GROUP LTD
15500 ROOSEVELT BLVD STE 303
CLEARWATER FL 33760-3430

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,550.00
   B. Less payment made with SIPC-6 filed (exclude interest) (3529.00)
   8/22/2016
   Date Paid
   C. Less prior overpayment applied (Ø)
   D. Assessment balance due or (overpayment) 8,021.00
   E. Interest computed on late payment (see instruction E) for Ø days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ 8,021.00
   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐
   Total (must be same as F above) $ 8,021.00
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spartan Securities Group LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 1st day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,009,011.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	389,160.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	389,160.00
2d. SIPC Net Operating Revenues	$ 4,619,851.00
2e. General Assessment @ .0025	$ 11,550.00
	(to page 1, line 2.A.)